                                                               Exhibit 99.(a)(5)



TO:   ALL EGAIN EMPLOYEES

FROM: GUNJAN SINHA & ASHUTOSH ROY

DATE: MAY 23, 2001

RE:   EGAIN EMPLOYEE STOCK OPTION EXCHANGE PROGRAM


     We are very pleased to announce an important and exciting opportunity for many of our employees who hold eGain employee stock options.

     When we founded eGain several years ago, we set out to build an enduring software company that would be a leader in its chosen market segment. To get there, we knew we would need employees who think of themselves as shareholders, as real participants in the company's success or failure. To that end, we have made a point of granting stock options to all of our employees, in the hope that these stock options will help align employee efforts and commitment with the achievement of our overall corporate objectives.

     Knowing the potential value of the stock option program to each of us, we are aware that the value of our option program has been diminished for many of us by the decline in eGain's share price. Given the volatility of the equity markets over the past year, many of you are currently holding options with exercise prices much higher than our recent trading range.

     In response to this unusual situation, we are announcing the eGain Employee Stock Option Exchange Program. This voluntary program allows eGain employees, subject to the terms and conditions of the Program, to cancel any existing eGain stock option grant with an exercise price of greater than $4.00 per share, and exchange them for an equal number of new options to be granted 6 months and 1 day from the cancellation date. We are currently planning on a cancellation date of approximately June 22, 2001, which would mean that the replacement options will be granted on approximately December 27, 2001. The replacement options will have an exercise price equal to the fair market value of eGain common stock on the date they are granted by our Board of Directors. Moreover, these new options will have a more beneficial vesting schedule than our standard plan; they will vest 33% at the time of the grant, with the remainder vesting 1/36th per month over 3 years.

     This Program is not the same as an outright stock option repricing. A repricing would force eGain to take a significant charge to earnings and would hinder our ability to reach profitability and adversely affect future earnings growth.

     While we obviously cannot know what the exercise price of the new options will be, we hope that this Program will provide our employees with the benefit of owning options that over time may have a greater potential to increase in value, thereby better aligning corporate objectives and employee compensation.

     In the next few days, Stock Administration will be mailing to each of you at your home address further information on the Program, including a detailed Program description and instructions on how to participate and whom to contact for further information. These materials and related FAQs will also be posted on eBrain, effective May 25, 2001. In addition, Stock Administration will be holding a series of question and answer sessions where you will be able to ask any questions you may have about the program. You will have until late June, 2001, to decide whether or not to participate, so there will be plenty of time and opportunity to get all of your questions answered.

     We encourage you to review the mailed materials in detail and consider your decision carefully. Please note that, by making this opportunity available to employees, the Company is not recommending that any particular employee should or should not participate; that is a decision each of you will need to make once you have reviewed all the materials. Should you have any questions, please contact Janet Alexander, our stock administrator at mailto:stock@egain.com.

     We encourage you to only get in touch with Janet ONLY AFTER you have had a chance to review the materials you will be receiving in the mail AND AFTER you have checked out the eBrain postings which will have extensive FAQ on the topic. We anticipate that these materials will get to your residential mailing address in the next few business days.

     Speaking for ourselves and the entire management team, we truly believe that eGain's opportunities for growth are better than ever. We also have many challenges ahead of us. To make sure we overcome the challenges and capitalize on the opportunities, we need to make sure that our most valuable assets - all of you - continue to value the strong correlation between your efforts and the possible rewards. We announce this Program in that spirit.

     Gunjan and Ashu